EXHIBIT 99.10

CONSENT OF LARS MALMSTRÖM

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Lars Malström, AusIMM, Chief Geologist (Zinkgruvan Mining AB), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the Zinkgruvan Mine;

2.	Technical report entitled “Mineral Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden, December 2008” prepared for Silver Wheaton Corp.; and

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Lars Malmström
Name: Lars Malmström, AusIMM Title: Chief Geologist at Zinkgruvan Mine Zinkgruvan Mining AB